SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR DUBLIN AIRPORT TO TRANSFER ITS €1.2BN WHITE ELEPHANT T2 TO NAMA

Ryanair cuts Dublin Winter capacity by 15%, as

Dublin Airport traffic falls to 17m in 2010

Ryanair, Ireland's favourite airline, today (8 July) called on the DAA to transfer its €1.2bn T2 to NAMA and to reverse the up to 40% increases in passenger charges at Dublin Airport in 2010, as Dublin Airport traffic continues to collapse.  The airline also called on the Govt to scrap its €10 tourist tax and follow the example of other EU countries, who have scrapped tourist taxes and returned to tourism growth.

Ryanair announced that its Dublin base this winter will be cut from 14 aircraft (2009) to 12 aircraft (in 2010) and Ryanair will operate less than 850 weekly flights from Dublin compared to 1,000 last winter.  These aircraft will be switched to other EU countries which have reduced airport charges and scrapped Govt tourist taxes, whereas Ireland continues to lose visitors by imposing tourist taxes and raising airport charges.

Recent independent analysis shows that the UK and Ireland, the two remaining EU countries with tourist taxes, continue to suffer traffic declines, while most other European countries have returned to growth in 2010.  The Irish Govt's argument that Ireland's tourism decline is "due to the recession" is disproved by Ryanair's continuing rapid growth, and the return to growth of most other EU airports.  Since the Irish Govt imposed the €10 passenger tax in April 2009, traffic at Dublin Airport has fallen by some 30% from 23.5m in 2008 to under 17m in 2010, which is less than 2004 traffic levels at Dublin.  In just two years Dublin airport has lost over 7 years of hard won traffic growth.

The situation at Dublin Airport continues to worsen daily.  While Terminal 1 (with the addition of Pier D) is now capable of handling 30 million passengers p.a., traffic in 2010 will be less than 17m. Dublin's current traffic can be easily handled in half the capacity of the existing terminal.  Yet Dublin Airport has wasted €1.2bn in developing T2 and its associated facilities (which is 5 times more than the DAA's original "€170m to €200m" budget).  The DAA now proposes to open this €1.2bn white elephant in November, so that it can claim up to 40% price increases which the Dept of Transport ordered the Aviation Regulator to approve in order to protect the viability of the DAA.  This means that Ryanair, Cityjet and Aer Arann passengers using the existing Terminal 1 will now be paying up to 40% higher airport charges to subsidise those few passengers using the white elephant T2.  The DAA now expects Ryanair passengers to pay for Terminal 2, despite the fact that they'll never use it.

Ryanair's Michael O'Leary said today:

"Ryanair believes that T2 should be transferred to NAMA which is a Govt vehicle for working out the debts of reckless property developers, as Ryanair believes that T2 was the single most reckless, expensive and unnecessary property development of the entire Celtic tiger years.

"The DAA claims that T2 is a statement about modern Ireland and they are absolutely correct.  This building is massively oversized, over specified, and totally unneeded at Dublin Airport, where the existing terminal can handle 30m passengers p.a., yet traffic this year will be less than 17m passengers.  Dublin Airport passengers are now being asked to pay up to 40% higher airport charges, to fund a reckless property development, which the DAA originally promised to build for between €170m to €200m, but which has finally cost almost €1.2bn, a fivefold overrun.

"T2 is the most perfect example of Ireland's recent property bubble.  It is badly designed, badly located, massively oversized and effectively bankrupt.  By wasting €1.2bn on this unnecessary facility, despite the opposition of its airline users, the DAA now has a building that it doesn't need, can't pay for, and yet it proposes to open it in November and force all passengers to subsidise it, even those passengers who don't use it.

"The damage being done to Irish tourism by this reckless €1.2bn white elephant cannot be overstated.  Since the Govt introduced its €10 tourist tax in April 2009, traffic and tourism have slumped.  In the face of this traffic collapse, the DAA is now - with the support of the Dept of Transport - imposing price increases of up to 40% on passengers to pay for a reckless terminal building they don't need and won't use.  These higher costs have now made the Irish airports totally uncompetitive, which is why traffic to Ireland continues to collapse, while traffic growth has returned to most other European airports.

"Ryanair believes that the only way out of this mess is for the Irish Govt to scrap its €10 tourist tax, as the Dutch and Belgians have already, and for the DAA to transfer the €1.2bn T2 white elephant to NAMA, which would allow the DAA to reverse these 40% passenger cost increases, make Dublin Airport competitive, and begin the process of reversing the damage done to tourism by the Govt's €10 tourist tax and the DAA's reckless property development.  Terminal 2 is a gold-plated white elephant.  NAMA is now Ireland's home for white elephants and so T2 belongs in NAMA.  Who knows, in years to come some property developer might convert it into a concert venue, a hotel, or flats and apartments, since it will never be needed for passengers at Dublin Airport, because passengers at Dublin Airport could never pay for the €1.2bn which the DAA have recklessly wasted on T2, a fivefold overrun on its original €170m to €200m budget."

Ends.                                      Thursday, 8th July 2010

For further information
please contact:                 Stephen McNamara       Pauline McAlester
                                          Ryanair Ltd                    Murray Consultants
                                          Tel: +353-1-8121212      Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  08 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary